Grant Date	Expires	Number	Exercise Price	Date Exercisable - the later of 4/14/2015 or the period set forth below
June 4, 2013	June 4, 2023	4,641	$1.16	Immediately
June 4, 2013	June 4, 2023	43,621	$1.16	Immediately
December 26, 2011	August 22, 2021	137,931	$1.16	25% vest one year after the Employment Date (August 22, 2011); ratably thereafter on the last day of the month for 36 months.
December 26, 2011	December 26, 2021	2,475	$1.16	Immediately
December 16, 2013	December 16, 2023	31,802	$1.16	Immediately